HERSHA HOSPITALITY TRUST
44 Hersha Drive
Harrisburg | PA | 17102
p. 717.236.4400 | f. 717.774.7383
hersha.com

July 9, 2013

VIA EDGAR

Mr. Robert F. Telewicz Jr.,  Senior Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:       Hersha Hospitality Trust

            Form 10-K for fiscal year ended December 31, 2012

            Filed February 22, 2013

            File No. 001-14765

Dear Mr. Telewicz:

This letter is submitted on behalf of Hersha Hospitality Trust, a Maryland real estate investment trust (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s filing referenced above, as set forth in your letter dated June 26, 2013, to Mr. Ashish R. Parikh, Chief Financial Officer of the Company.

For convenience of reference, each Staff comment contained in your June 26, 2013 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

Form 10-K for the fiscal year ended December 31, 2012

Notes to Consolidated Financial Statements, page 60

Note 1 – Organization and Summary of Significant Accounting Policies, page 58

Investment in Hotel Properties, page 58

1.

Please revise your disclosure in future filings to include your accounting policy related to hotel acquisition costs. In your response tell us whether you have capitalized any acquisition costs as a component of the transactions costs disclosed in footnote 5 to your financial statements.

RESPONSE:    In future filings, the Company will revise the presentation of “Note 1 - Organization and Summary of Significant Accounting Policies - Investment in Hotel Properties” to include the following statement:    Acquisition-related costs, such as due diligence, legal and accounting fees, are not capitalized or applied in determining the fair value of the acquired assets.

In accordance with ASC 805-10-25 “Business Combinations – Acquisition Related Costs,” the Company has not capitalized any acquisition costs.  Acquisition costs are recognized as expense and included in the line item “Acquisition and Terminated Transaction Costs” in the Company’s consolidated statement of operations.

Intangible Assets, page 60

2.

Please tell how you determined that it would be appropriate to combine the liability for below-market value of in-place leases with the intangible assets line item on the consolidated balance sheets. In your response tell us whether the intangible assets and liabilities are related to one entity where you have determined a right of offset exists. Cite any relevant accounting literature in your response.

RESPONSE:    The Company does not combine the liability for below-market value of in-place leases with the intangible assets line item on the consolidated balance sheets.  The liability for below-market value of in-place leases is included in the “Accounts Payable, Accrued Expenses and Other Liabilities” line item on the consolidated balance sheets.

In future filings, the Company will revise the presentation of “Note 1 - Organization and Summary of Significant Accounting Policies” to change the subheading to “Intangible Assets and Liabilities” and will indicate that the liability for below-market value of in-place leases is included in the “Accounts Payable, Accrued Expenses and Other Liabilities” line item on the Company’s consolidated balance sheets.

Development Project Capitalization, page 60

3.	Please revise your disclosure in future filings to disclose the total amount of indirect costs other than interest expense that have been capitalized for each period presented.

RESPONSE:   In future filings, the Company will revise the presentation of “Note 2 - Investment in Hotel Properties” to include the types and amounts of indirect costs associated with development and construction other than interest expense that have been capitalized for each period presented.   The Company will do this in tabular form for each period presented, by development and construction project.

Note 3 – Investment in Unconsolidated Joint Ventures, page 67

4.

We note your disclosure that you disposed of 18 non-core hotel properties during 2011, four of which were partially owned through unconsolidated joint ventures. Please clarify for us whether the company’s share of net earnings from disposed joint ventures have been classified as discontinued operations. To the extent you have classified your share of earnings of these investees as discontinued operations, please tell us the accounting literature you relied upon in determining your presentation is appropriate.

RESPONSE:    The Company did not include any portion of the Company’s share of net earnings from disposed joint ventures within discontinued operations, but rather included the Company’s share in the “(Loss) Income from Unconsolidated Joint Venture Investments” line item on the Company’s consolidated statements of operations.

44 Hersha Drive | Harrisburg . PA . 17102 | p. 717.236.4400 | f. 717.774.7383                                                         Page | 2

The Company, hereby acknowledges that:

•            the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•            Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•            the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding the foregoing, please do not hesitate to contact the undersigned by phone at (717) 412-5715.

Very truly yours,
/s/ Michael R. Gillespie
Michael R. Gillespie Chief Accounting Officer

cc:	Ashish R. Parikh
James S. Seevers, Jr.

44 Hersha Drive | Harrisburg . PA . 17102 | p. 717.236.4400 | f. 717.774.7383                                                         Page | 3